UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)* BALDWIN AND LYONS, INC.
(Name of Issuer) CLASS A VOTING STOCK
(Title of Class of Securities) 57755 10 0
(CUSIP Number)
John D. Weil 200 N. Broadway Suite 825 St. Louis, Missouri 63102 (314) 421-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (See Instructions) (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,840
	8	SHARED VOTING POWER 294,595, subject to the disclaimer in Item 5
	9	SOLE DISPOSITIVE POWER 9,840
	10	SHARED DISPOSITIVE POWER 294,595, subject to the disclaimer in Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,435, subject to the disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 57755 10 0	13D	Page 3 of 6 pages

Amendment No. 6 to Schedule 13D

John D. Weil (the “Reporting Person” or “Mr. Weil”) previously reported the acquisition of shares of Class A Voting Common Stock, no par value (“Class A Shares”) of Baldwin and Lyons, Inc. (the “Issuer”) in an initial filing of this Schedule 13D on March 28, 1985, as most recently amended by Amendment No. 5, filed on March 8, 2006. This Amendment No. 6 is filed to update information in Items 3, 5 and 6 of the Schedule 13D; all other items are unchanged from the initial filing, as heretofore amended.

Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2011, Woodbourne Partners, L.P., a limited partnership (“Woodbourne”), was liquidated (the “Liquidation”) and all Class A Shares held by Woodbourne were distributed, without consideration, to the Reporting Person and other members of the Reporting Person’s family. Prior to the Liquidation, Clayton Management Company (“Clayton Management”) served as the sole general partner of Woodbourne. The Reporting Person is the sole shareholder and director of Clayton Management. Any shares beneficially owned by the Reporting Person which were not acquired in the Liquidation were acquired prior to the Liquidation using the Reporting Person’s personal funds.

Item 5. Interest in Securities of the Issuer.

As of the date on which this schedule was filed, the Reporting Person beneficially owns an aggregate of 304,435 Class A Shares, which represents 11.6% of the Issuer’s 2,623,109 issued and outstanding Class A Shares as of November 1, 2011, the last date for which the Issuer has disclosed the number of outstanding Class A Shares in any filings with the Securities Exchange Commission.

The Reporting Person beneficially owns 9,840 (0.4%) Class A Shares with sole voting or dispositive power and 294,595 (11.2%) Class A Shares with shared voting or dispositive power.

(1) The number of Class A Shares over which the Reporting Person has sole voting and dispositive power includes:

(a) 8,090 Class A Shares held in trusts for the benefit of Mr. Weil with respect to which he serves as sole trustee.

(b) 820 shares held by Clayton Management, a corporation of which Mr. Weil is the sole shareholder and director.

(c) 930 shares held in various trusts for the benefit of members of Mr. Weil’s family with respect to which he serves as sole trustee.

(2) The number of Class A Shares over which the Reporting Person has shared voting and dispositive power includes:

(a) 8,878 shares held in trusts for the benefit of Mr. Weil’s spouse and her children.

(b) 85,056 shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee.

(c) 98,384 shares held in limited partnerships, in each case with respect to which Mr. Weil serves as a general partner with a non-controlling voting interest.

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(d) Various adult members of the Reporting Person’s families and extended family own an aggregate of 102,277 shares of Class A Shares and such persons may seek investment advice or voting advice from the Reporting Person. John Weil may be deemed to have beneficial ownership, through shared voting and dispositive power, over such Class A Shares. John Weil disclaims any economic interest or beneficial ownership in such Class A Shares.

Other than the Liquidation and the transactions described below in this Item 5, no Reporting Person has effected any transactions in the Class A Shares during the past 60 days.

Person Effecting the Transaction	Date of Transaction	Amount of Securities	Price per Share	How Transaction was Effected
Woodbourne Partners, L.P.	11/22/2011	Sell 1,000 Shares	$22.5125	Broker Dealer Transaction
Woodbourne Partners, L.P.	11/21/2011	Sell 710 Shares	$23.7592	Broker Dealer Transaction
Woodbourne Partners, L.P.	11/18/2011	Sell 1,200 Shares	$23.1867	Broker Dealer Transaction
Woodbourne Partners, L.P.	11/04/2011	Sell 2,000 Shares	$23.782	Broker Dealer Transaction

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has served as a director of the Issuer since 1997.

In addition to the Class A Shares disclosed as beneficially owned by the Reporting Person in Item 5, the Reporting Person also may be deemed to beneficially own 1,187,618 (9.1%) shares of the Issuer's Class B Non-Voting Common Stock (“Class B Shares”) as follows:

(a) 61,143 Class B Shares are held in trusts for the benefit of Mr. Weil and with respect to which he serves as trustee.

(b) 4,855 Class B Shares held by Clayton Management, a corporation of which Mr. Weil is the sole shareholder and director.

(c) 5,462 Class B Shares held in various trusts for the benefit of members of Mr. Weil’s family with respect to which Mr. Weil serves as sole trustee.

(d) 52,787 Class B Shares held in a trust for the benefit of Mr. Weil’s spouse and her children.

(e) 327,397 Class B Shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee with such siblings.

(f) 581,528 Class B Shares held in limited partnerships, in each case with respect to which Mr. Weil serves as a general partner with a non-controlling voting interest.

(g) Various adult members of the Reporting Person’s families and extended family own an aggregate of 154,446 shares of Class B Shares and such persons may seek investment advice or voting advice from the Reporting Person. John Weil may be deemed to have beneficial ownership, through shared voting and dispositive power, over such Class B Shares. John Weil disclaims any economic interest or beneficial ownership in such Class B Shares.

CUSIP No. 57755 10 0	13D	Page 5 of 6 pages

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012

/s/ John D. Weil
John D. Weil